UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STRIKER ENERGY CORP.
(Name of Issuer)

Common Stock with a par value of $0.0001
(Title of Class of Securities)

86332T104
(CUSIP Number)

copy to: Clark Wilson LLP c/o Ethan Minsky 800 – 885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	86332T104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Opex Energy Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Opex Energy Corp is a company incorporated pursuant to the laws of Alberta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,000 common shares(1) (2)
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
5,000,000 common shares(1) (2)
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000 common shares(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9% based on 10,003,000 common shares issued and outstanding as of August 18, 2008
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Joseph Carusone, the President and a director of Opex, exercises voting and dispositive control over these shares
(2)

Effective September 12, 2008, Striker amended the Articles to effect a two for one forward split of the authorized and issued and outstanding shares of common stock. The number of shares reported above has not been adjusted to reflect this split.

Item 1.	Security and Issuer

This Statement relates to preferred shares with a par value of $0.0001 of Striker Energy Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 1305 – 12 Avenue West, Suite 1402, Vancouver, British Columbia, Canada V6H 1M3

Item 2.	Identity and Background
(a)	Opex Energy Corp.
(b)	350 7th Avenue SW, Suite 1400, Calgary, Alberta, Canada T2P 3N9.
(c)	Opex Energy Corp. is a company incorporated pursuant to the laws of Alberta.
(d)	Opex Energy Corp. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Opex Energy Corp. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Joseph Carusone is the President and a director of Opex Energy Corp.
(g)

Mr. Carusone has not been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

On August 18, 2008, Opex Energy Corp. entered into share purchase agreement with Shawn Perger whereby Opex Energy Corp. agreed to purchase from Mr. Perger all 5,000,000 shares of common stock of Striker Energy Corp. owned by Mr. Perger in exchange for total consideration of $28,000. OPEX Energy Corp. paid the $28,000 purchase price for these shares using cash on hand.

Item 4. Purpose of Transaction

The purpose of the transaction described above was to complete the change of control of Striker Energy Corp.

Depending on market conditions and other factors, Opex Energy Corp. may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Opex Energy Corp. also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Opex Energy Corp. does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)

As of August 18, 2008, the aggregate number and percentage of common shares of the Issuer beneficially owned by Opex Energy Corp. is 5,000,000 shares of common stock or approximately 49.9% of the common stock of the Issuer.

(b)

Mr. Carusone, the sole officer and director of the Issuer, is the President and a director of Opex Energy Corp. and, by virtue of his positions with Opex Energy Corp., Mr. Carusone has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 5,000,000 shares of common stock of the Issuer owned by Open Energy Corp.

(c)	Other than as described in Item 3 above, Opex Energy Corp. has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.
(d)	N/A
(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2008
Dated
OPEX ENERGY CORP. /s/ Joseph Carusone
Signature
President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).